FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Mortgage Funding Securities I, Inc.	**0000774352**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, May 26, 2005, Series ~~2004~~ 2005-SA2	**333-106093**

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

RESIDENTIAL FUNDING MORTGAGE SECURITIES I, INC.

By: ______________________

Name: Heather Anderson

Title: Vice President

Dated: May 26, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

CREDIT SUISSE | FIRST BOSTON

April 6, 2005
(212) 538-3831

RESIDENTIAL FUNDING MORTGAGE SECURITIES INC.

Issuer

RFMSI 2005-SA2 – Group CB1
$[51,750,000] (Approximate)

Deal Information:	
Deal Settlement:	May [31], 2005
Investor Settlement:	May [31], 2005
Approximate Collateral Charateristics:	
Group:	[2]
Size:	$51.75MM (+/- 10%)
Originator:	[GMAC RFC]
Gross WAC:	5.07 (+/- 10 bps)
Net WAC:	4.77 (+/- 10 bps)
Index:	95.0% LIBOR
W.A. Gross Margin:	2.27 (+25 /- 5 bps)
W.A. Net Margin:	1.97 (+25 /- 5 bps)
W.A. Months to Roll:	34 (+/- 2)
Caps:	2.4/2/5.75 on an annualized basis
WAM:	358 (+/- 2)
Interest Only Loans:	87.0%
Average Balance:	$200K (+/- $25,000)
CA:	35.0% (+/- 5.00%)
W.A. Original LTV:	73.5% (+/- 5.00%)
W.A. Credit Score:	727.0 (+/- 5)
Full/Alt. Doc.:	68.0% (+/- 5.00%)
Owner Occupancy:	95.0% (+/- 5.00%)
Cash-out Refi.:	23.5% (+/- 5.00%)
Seniors:	
Size:	$49.86 MM (+/- 10%)
Coupon:	See attached yield table.
Expected Rating:	AAA / Aaa – S&P / Moody's
Estimated Credit Support:	3.65% (+/- 100 bps)
Structure:	**Cross-collateralized** Senior/Subordinate Shifting Interest
Call:	10%

CREDIT SUISSE | FIRST BOSTON

April 6, 2005
(212) 538-3831

RESIDENTIAL FUNDING MORTGAGE SECURITIES INC.
Issuer

RFMSI 2005-SA2 – Group NB1
$[63,250,000] (Approximate)

Deal Information:	
Deal Settlement:	May [31], 2005
Investor Settlement:	May [31], 2005
Approximate Collateral Charateristics:	
Group:	[2]
Size:	$63.25MM (+/- 10%)
Originator:	[GMAC RFC]
Gross WAC:	5.04 (+/- 10 bps)
Net WAC:	4.74 (+/- 10 bps)
Index:	95.0% LIBOR
W.A. Gross Margin:	2.27 (+25 /- 5 bps)
W.A. Net Margin:	1.97 (+25 /- 5 bps)
W.A. Months to Roll:	34 (+/- 2)
Caps:	2.4/2/5.75 on an annualized basis
WAM:	358 (+/- 2)
Interest Only Loans:	87.0%
Average Balance:	$450K (+/- $50,000)
CA:	45.0% (+/- 5.00%)
W.A. Original LTV:	73.5% (+/- 5.00%)
W.A. Credit Score:	727.0 (+/- 5)
Full/Alt. Doc.:	68.0% (+/- 5.00%)
Owner Occupancy:	95.0% (+/- 5.00%)
Cash-out Refi.:	23.5% (+/- 5.00%)
Seniors:	
Size:	$60.95 MM (+/- 10%)
Coupon:	See attached yield table.
Expected Rating:	AAA / Aaa – S&P / Moody's
Estimated Credit Support:	3.65% (+/- 100 bps)
Structure:	**Cross-collateralized** Senior/Subordinate Shifting Interest
Call:	10%

The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties which may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus / prospectus supplement.

CREDIT SUISSE | FIRST BOSTON

April 6, 2005
(212) 538-3831

RESIDENTIAL FUNDING MORTGAGE SECURITIES INC.
Issuer

RFMSI 2005-SA2 – Group CB2
$[62,500,000] (Approximate)

Deal Information:	
Deal Settlement:	May [31], 2005
Investor Settlement:	May [31], 2005
Approximate Collateral Charateristics:	
Group:	[2]
Size:	$62.50MM (+/- 10%)
Originator:	[GMAC RFC]
Gross WAC:	5.36 (+/- 10 bps)
Net WAC:	5.06 (+/- 10 bps)
Index:	93.0% LIBOR
W.A. Gross Margin:	2.30 (+/- 5 bps)
W.A. Net Margin:	2.00 (+/- 5 bps)
W.A. Months to Roll:	58 (+/- 2)
Caps:	5/2/5 on an annualized basis
WAM:	358 (+/- 2)
Interest Only Loans:	87.0%
Average Balance:	$230K (+/- $25,000)
CA:	27.0% (+/- 5.00%)
W.A. Original LTV:	74.0% (+/- 2.00%)
W.A. Credit Score:	735 (+/- 5)
Full/Alt. Doc.:	64.0% (+/- 5.00%)
Owner Occupancy:	95.0% (+/- 5.00%)
Cash-out Refi.:	22.0% (+/- 5.00%)
SFD:	71.0% (+/- 5.00%)
Seniors:	
Size:	$60.200 MM (+/- 10%)
Coupon:	See attached yield table.
Expected Rating:	AAA / Aaa – S&P / Moody's
Estimated Credit Support:	3.65% (+/- 100 bps)
Structure:	**Cross-collateralized** Senior/Subordinate Shifting Interest
Call:	10%

CREDIT SUISSE | FIRST BOSTON

April 6, 2005
(212) 538-3831

RESIDENTIAL FUNDING MORTGAGE SECURITIES INC.

Issuer

RFMSI 2005-SA2 – Group NB2
$[187,500,000] (Approximate)

Deal Information:	
Deal Settlement:	May [31], 2005
Investor Settlement:	May [31], 2005
Approximate Collateral Charateristics:	
Group:	[2]
Size:	$187.50 MM (+/- 10%)
Originator:	[GMAC RFC]
Gross WAC:	5.27 (+/- 10 bps)
Net WAC:	4.97 (+/- 10 bps)
Index:	93.0% LIBOR
W.A. Gross Margin:	2.30 (+/- 5 bps)
W.A. Net Margin:	2.00 (+/- 5 bps)
W.A. Months to Roll:	58 (+/- 2)
Caps:	5/2/5 on an annualized basis
WAM:	358 (+/- 2)
Interest Only Loans:	83.0%
Average Balance:	$550K (+/- $25,000)
CA:	65.0% (+/- 5.00%)
W.A. Original LTV:	71.0% (+/- 2.00%)
W.A. Credit Score:	736 (+/- 5)
Full/Alt. Doc.:	65.0% (+/- 5.00%)
Owner Occupancy:	95.0% (+/- 5.00%)
Cash-out Refi.:	22.0% (+/- 5.00%)
SFD:	84.0% (+/- 5.00%)
Seniors:	
Size:	$180.65 MM (+/- 10%)
Coupon:	See attached yield table.
Expected Rating:	AAA / Aaa – S&P / Moody's
Estimated Credit Support:	3.65% (+/- 100 bps)
Structure:	**Cross-collateralized** Senior/Subordinate Shifting Interest
Call:	10%

CREDIT SUISSE | FIRST BOSTON

April 6, 2005
(212) 538-3831

RESIDENTIAL FUNDING MORTGAGE SECURITIES INC.

Issuer

RFMSI 2005-SA2 – Group 3

$[100,000,000] (Approximate)

Deal Information:	
Deal Settlement:	May [31], 2005
Investor Settlement:	May [31], 2005
Approximate Collateral Charateristics:	
Group:	[3]
Size:	$100.00MM (+/- 10%)
Originator:	[GMAC RFC]
Gross WAC:	5.45 (+/- 10 bps)
Net WAC:	5.15 (+/- 10 bps)
Index:	95.0% LIBOR
W.A. Gross Margin:	2.27 (+/- 5 bps)
W.A. Net Margin:	1.97 (+/- 5 bps)
W.A. Months to Roll:	82 (+/- 2)
Caps:	5/2/5 on an annualized basis
WAM:	358 (+/- 2)
Interest Only Loans:	85.0%
Average Balance:	$385K (+/- $25,000)
CA:	40.0% (+/- 5.00%)
W.A. Original LTV:	69.5% (+/- 2.00%)
W.A. Credit Score:	737.0 (+/- 5)
Full/Alt. Doc.:	74.5% (+/- 5.00%)
Owner Occupancy:	95.0% (+/- 5.00%)
Cash-out Refi.:	33.5% (+/- 5.00%)
SFD:	85.0% (+/- 5.00%)
Seniors:	
Size:	$96.350 MM (+/- 10%)
Coupon:	See attached yield table.
Expected Rating:	AAA / Aaa – S&P / Moody's
Estimated Credit Support:	3.65% (+/- 100 bps)
Structure:	**Cross-collateralized** Senior/Subordinate Shifting Interest
Call:	10%

The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties which may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus / prospectus supplement.

CREDIT SUISSE | FIRST BOSTON

April 6, 2005
(212) 538-3831

RESIDENTIAL FUNDING MORTGAGE SECURITIES INC.

Issuer

RFMSI 2005-SA2 – Group 4

$[35,000,000] (Approximate)

Deal Information:	
Deal Settlement:	May [31], 2005
Investor Settlement:	May [31], 2005
Approximate Collateral Charateristics:	
Group:	[4]
Size:	$35.00MM (+/- 10%)
Originator:	[GMAC RFC]
Gross WAC:	5.56 (+/- 10 bps)
Net WAC:	5.26 (+/- 10 bps)
Index:	98.0% LIBOR
W.A. Gross Margin:	2.26 (+/- 5 bps)
W.A. Net Margin:	1.96 (+/- 5 bps)
W.A. Months to Roll:	117 (+/- 2)
Caps:	5/2/5 on an annualized basis
WAM:	357 (+/- 2)
Interest Only Loans:	85.5%
Average Balance:	$565K (+/- $25,000)
CA:	56.0% (+/- 5.00%)
W.A. Original LTV:	66.0% (+/- 2.00%)
W.A. Credit Score:	738.0 (+/- 5)
Full/Alt. Doc.:	60.0% (+/- 5.00%)
Owner Occupancy:	98.0% (+/- 5.00%)
Cash-out Refi.:	42.0% (+/- 5.00%)
SFD:	92.0% (+/- 5.00%)
Seniors:	
Size:	$33.723 MM (+/- 10%)
Coupon:	See attached yield table.
Expected Rating:	AAA / Aaa – S&P / Moody's
Estimated Credit Support:	3.65% (+/- 100 bps)
Structure:	**Cross-collateralized** Senior/Subordinate Shifting Interest
Call:	10%

The analyses, calculations, and valuations herein are based on certain assumptions and data provided by third parties which may vary from the actual characteristics of the pool. Credit Suisse First Boston LLC makes no representation that such analyses or calculations are accurate or that such valuations represent levels where actual trades may occur. Investors should rely on the information contained in or filed in connection with the prospectus / prospectus supplement.

RFMSI05-SA2-V7 - PRICE/YIELD - G4

PRICE	10 CPB	15 CPB	20 CPB	25 CPB	30 CPB	35 CPB	40 CPB
	YIELD	YIELD	YIELD	YIELD	YIELD	YIELD	YIELD
100-19	5.038	5.027	5.007	4.981	4.949	4.912	4.870
100-21	5.027	5.016	4.994	4.966	4.932	4.893	4.848
100-23	5.016	5.004	4.981	4.951	4.915	4.873	4.826
100-25	5.005	4.993	4.968	4.937	4.898	4.854	4.804
100-27	**4.994**	**4.981**	**4.955**	**4.922**	**4.882**	**4.835**	**4.782**
100-29	4.984	4.969	4.943	4.907	4.865	4.816	4.760
100-31	4.973	4.958	4.930	4.893	4.848	4.797	4.739
101-01	4.962	4.946	4.917	4.878	4.832	4.778	4.717
101-03	4.951	4.935	4.904	4.864	4.815	4.759	4.695
SPREAD @ CENTER PRICE	**44.9**	**47.0**	**49.7**	**52.1**	**56.8**	**59.0**	**59.2**
WAL	**6.87**	**6.39**	**5.67**	**4.93**	**4.26**	**3.68**	**3.18**
MOD DURN	**5.662**	**5.321**	**4.780**	**4.217**	**3.693**	**3.231**	**2.828**
MOD CONVEXITY	**0.385**	**0.344**	**0.286**	**0.232**	**0.185**	**0.147**	**0.117**
PRINCIPAL WINDOW	**NOV11 - APR12**	**SEP09 - APR12**	**JUL08 - APR12**	**NOV07 - APR12**	**MAY07 - APR12**	**JAN07 - APR12**	**OCT06 - APR12**
LIBOR_6MO	**3.4**	**3.4**	**3.4**	**3.4**	**3.4**	**3.4**	**3.4**
LIBOR_1YR	**3.70563**	**3.70563**	**3.70563**	**3.70563**	**3.70563**	**3.70563**	**3.70563**
CMT_1YR	**3.34**	**3.34**	**3.34**	**3.34**	**3.34**	**3.34**	**3.34**

SWAP	MAT	0.25YR	0.50YR	1YR	1.5YR	2YR	3YR	4YR	5YR	7YR	10YR
	YLD	3.1300	3.3838	3.7056	3.8593	4.0130	4.1700	4.2805	4.41	4.555	4.72

RFMSI05-SA2-V5 - PRICE/YIELD - 3A1

PRICE	12 CPB	15 CPB	20 CPB	25 CPB	30 CPB	35 CPB	40 CPB
	YIELD	YIELD	YIELD	YIELD	YIELD	YIELD	YIELD
100-11	4.884	4.807	4.672	4.531	4.382	4.224	4.056
100-13	4.855	4.771	4.625	4.472	4.309	4.138	3.955
100-15	4.827	4.736	4.578	4.412	4.237	4.051	3.853
100-17	4.799	4.701	4.531	4.352	4.164	3.964	3.752
100-19	**4.770**	**4.665**	**4.484**	**4.293**	**4.092**	**3.878**	**3.651**
100-21	4.742	4.630	4.437	4.234	4.019	3.792	3.550
100-23	4.714	4.595	4.390	4.174	3.947	3.706	3.449
100-25	4.685	4.560	4.343	4.115	3.874	3.619	3.348
100-27	4.657	4.525	4.296	4.056	3.802	3.534	3.248
SPREAD @ CENTER PRICE	**67.9**	**67.3**	**65.9**	**56.9**	**46.6**	**34.3**	**18.5**
WAL	**2.42**	**1.91**	**1.41**	**1.10**	**0.89**	**0.75**	**0.63**
MOD DURN	**2.181**	**1.758**	**1.317**	**1.041**	**0.853**	**0.717**	**0.612**
MOD CONVEXITY	**0.080**	**0.053**	**0.031**	**0.020**	**0.014**	**0.011**	**0.008**
PRINCIPAL WINDOW	**JUN05 - OCT10**	**JUN05 - SEP09**	**JUN05 - JUL08**	**JUN05 - NOV07**	**JUN05 - MAY07**	**JUN05 - JAN07**	**JUN05 - OCT06**
LIBOR_6MO	**3.38188**	**3.38188**	**3.38188**	**3.38188**	**3.38188**	**3.38188**	**3.38188**
LIBOR_1YR	**3.69063**	**3.69063**	**3.69063**	**3.69063**	**3.69063**	**3.69063**	**3.69063**
CMT_1YR	**3.31**	**3.31**	**3.31**	**3.31**	**3.31**	**3.31**	**3.31**

SWAP	MAT	0.25YR	0.50YR	1YR	1.5YR	2YR	3YR	4YR	5YR
	YLD	3.1300	3.3838	3.6906	3.8558	4.0210	4.1880	4.3015	4.3955